

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 14, 2009

By U.S. Mail

JoAnn Strasser, Esq.
Thompson Hine LLP
312 Walnut Street
Suite 1400
Cincinnati, OH 45202

Re: Northern Lights Fund Trust, et al. (File No. 812-13699)

Dear Ms. Strasser:

By Form APP-WD filed with the Securities and Exchange on October 13, 2009, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Julia Kim Gilmer
Branch Chief

cc: Emile Molineaux, Esq.